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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934*
                            (Amendment No. 13)


                              GENENTECH, INC.

                             (Name of Issuer)

              COMMON STOCK AND CALLABLE PUTABLE COMMON STOCK
                              $.02 PAR VALUE

                      (Title of Class of Securities)

                          368710208 and 368710307
______________________________________________________________________________
                              (CUSIP Number)

                             Peter R. Douglas
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY  10017
                         Tel. No.:  (212) 450-4000
______________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             October 25, 1995
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 368710208
______________________________________________________________________________
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            ROCHE HOLDINGS, INC.
            51-0304944
______________________________________________________________________________
      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [ ]
                                                            (b)   [ ]
______________________________________________________________________________
      (3)   SEC Use Only
______________________________________________________________________________
      (4)   Source of Funds         WC
______________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                          [ ]
______________________________________________________________________________
      (6)   Citizenship or Place of Organization

            United States of America
______________________________________________________________________________
Number of       (7)  Sole Voting Power                     76,621,009 Shares
Shares Bene-                                                     Common Stock
  ficially                                                           0 Shares
  Owned by                                       Callable Putable Common Stock
Each Report-     (8)  Shared Voting Power                            0 Shares
ing Person
   With          (9)  Sole Dispositive Power                76,621,009 Shares
                                                                 Common Stock
                                                                     0 Shares
                                                 Callable Putable Common Stock
                (10)  Shared Dispositive Power                       0 Shares
______________________________________________________________________________
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  76,621,009 Shares of Common Stock
______________________________________________________________________________
      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [ ]

______________________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)

            100% of Common Stock; 0% of Callable Putable Common Stock; 64.5% of Combined Common Stock and Callable Putable Common Stock
______________________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)

                              CO, HC


            The following information amends and supplements the Schedule 13D dated September 17, 1990, as previously amended (as so amended, the "Schedule 13D").

            Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.02 per share (the "Common Stock") and the Callable Putable Common Stock, par value $.02 per share (the "Special Common Stock" and together with the Common Stock, the "Common Shares") of Genentech, Inc., a Delaware corporation (the "Company"). Upon the Effective Time of the Merger (as defined below), which occurred on October 25, 1995, certain shares of Common Stock were converted into shares of Special Common Stock. The principal executive offices of the Company are located at 460 Point San Bruno Boulevard, San Francisco, California 94080.

            Item 2. Identity and Background.

            This statement is filed by Roche Holdings, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") and wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

            The address of the principal offices of Purchaser is 15 East North Street, Dover, Delaware 19901. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

            Item 3. Source and Amount of Consideration

            No Common Shares were acquired by any of the Reporting Persons between September 8, 1995, on which date Amendment 12 to the Schedule 13D was filed, and October 30, 1995.

            Item 4. Purpose of Transaction

            On October 25, 1995, a Special Meeting of the stockholders of the Company was held, at which a majority of the stockholders of the Company (other than Purchaser and its affiliates) approved the Agreement and Plan of Merger among Purchaser, H.L.R. (U.S.) II, Inc. and the Company, dated as of May 23, 1995, and as subsequently amended on July 7, 1995 and September 6, 1995, (as amended and restated, the "Merger Agreement"), and at the Effective Time (as defined therein), H.L.R. (U.S.) II, Inc. was merged with and into the Company (the "Merger"). Also on October 25, 1995, pursuant to the terms of the Merger Agreement, Purchaser and the Company entered into the Amended and Restated Governance Agreement (the "Amended Governance Agreement"). A copy of the Amended Governance Agreement is attached hereto as Exhibit 7.11. Also on October 25, 1995, Holdings executed a Guaranty in favor of the Company (the "Guaranty") with respect to certain obligations of Purchaser arising in connection with the Special Common Stock. A copy of the Guaranty is attached hereto as Exhibit 7.12. Each of the Amended Governance Agreement and the Guaranty Agreement are incorporated herein by reference.

            Between September 8, 1995, on which date Amendment 12 to the
Schedule 13D was filed, and October 30, 1995, the Reporting Persons did not purchase any Common Shares. Subject to market conditions and other factors (including limits imposed by the Amended Governance Agreement between Purchaser and the Company), the Purchaser expects that it or its affiliates may acquire additional Genentech Special Common Stock from time to time in the future in open-market, privately negotiated or other transactions.

            Item 5.  Interest in the Securities of the Issuer.

            (a) The Purchaser is the beneficial owner of 76,621,009 shares of Common Stock (64.5% of the 118,712,282 shares of outstanding Common Stock as of September 14, 1995 according to the Company's Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on September 18, 1995 (the "Form S-4")). In the Merger, all outstanding shares of Common Stock (other than those held by the Purchaser and its affiliates) were converted into shares of Special Common Stock. As a result, Purchaser is the owner of 100% of the 76,621,009 shares of Common Stock outstanding and 0% of the 42,091,273 shares of Special
Common Stock outstanding (according to the Form S-4).

            Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Parties nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any Common Shares, except that Prof. Jurgen Drews owns 200 shares of Special Common Stock and has been granted stock options by the Company to purchase 15,000 shares of Special Common Stock at $25.50 per share, all of which are issuable under currently exercisable stock options and options exercisable within sixty days of October 30, 1995, 15,000 shares of Special Common Stock at $26.50 per share, all of which are issuable under currently exercisable stock options and options exercisable within sixty days of October 30, 1995, and 15,000 shares of Special Common Stock at $50.375, none of which are issuable under currently exercisable stock options or options exercisable within sixty days of October 30, 1995; and Dr. Franz B. Humer has been granted stock options by the Company to purchase 15,000 shares of Special Common Stock at $48.875, none of which are issuable under currently exercisable stock options or options exercisable within sixty days of October 30, 1995.

            (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any Common Shares nor sole or shared power to dispose of or direct the disposition of any Common Shares.

            (c) No transactions in Common Shares have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein, in the Schedule 13D and previous amendments thereto.

            Item 7.  Material Filed as Exhibits.

            Exhibit 7.11 Amended and Restated Governance Agreement between Roche Holdings, Inc. and Genentech, Inc., dated October 25, 1995.

            Exhibit 7.12 Guaranty by Roche Holding Ltd to Genentech, Inc., dated October 25, 1995.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

            Dated:  October 31, 1995


                                          ROCHE HOLDINGS, INC.



                                          By /s/ Henri B. Meier
                                             --------------------------------
                                             Name:  Henri B. Meier
                                             Title: Vice President, Finance,
                                                    Accounting




                                                          SCHEDULE A
                                                          ----------


                      Executive Officers and Directors(*)
                                      of
                             Roche Holdings, Inc.


            The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refer to Roche Holding Ltd and each individual is a Swiss citizen, except that Mr. Schiller is a citizen of the United States.


                                          Present Principal
Name, Business Address                     Occupation
----------------------                    -----------------

*Mr. Fritz Gerber                         Chairman of the Board,
 (President)                               President and
                                           Chief Executive Officer

*Dr. Henri B. Meier                       Chief Financial Officer
 (Vice President and
  Treasurer)

Peter N. Schiller                         Attorney-at-Law
Hoffstots Lane
Sands Point, New York  11050
 (Secretary)



                                                              SCHEDULE B
                                                              -----------


                      Executive Officers and Directors(*)
                                      of
                               Roche Finance Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

                                                Present Principal
Name, Business Address                           Occupation
----------------------                          ------------------

*Mr. Fritz Gerber                               Chairman of the Board,
 (President)                                     President and
                                                 Chief Executive Officer

*Dr. Andres F. Leuenberger                      Vice Chairman of the
                                                 Board

*Dr. Henri B. Meier                             Chief Financial Officer



                                                              SCHEDULE C
                                                              -----------


                      Executive Officers and Directors(*)
                                      of
                               Roche Holding Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Dr. Drews is a German citizen and Mr. Belingard is a French citizen.

                                                Present Principal
Name, Business Address                           Occupation
----------------------                          ------------------

*Mr. Fritz Gerber                         Chairman of the Board and
                                           Chief Executive Officer

*Dr. Lukas Hoffmann                       Vice Chairman of the Board
Le petit Essert                           Vice Chairman of WWF
1147 Montricher, Switzerland              International
                                           (a nonprofit organization)

*Dr. Andres F. Leuenberger                Vice Chairman and Delegate
                                           of the Board

*Dr. h.c. Paul Sacher                     Conductor and Founder of
Haus auf Burg                             Paul Sacher Foundation
Muensterplatz 4                           (a nonprofit organization)
4051 Basel, Switzerland

*Dr. Franz B. Humer                       Member of the Executive
                                           Committee, Head of
                                           Pharmaceuticals Division

*Dr. Henri B. Meier                       Member of the Executive
                                           Committee, Chief Financial
                                           Officer

*Dr. Jakob Oeri                           Surgeon and retired
St. Alban - Vorstadt 71                   Head Physician,
4052 Basel, Switzerland                    Kantonsspital Basel
                                           (hospital)

*Prof. jur. Kurt Jenny                    Lawyer
Aeschengraben 18
4051 Basel, Switzerland

*Prof. Dr. Werner Stauffacher             Head of Department of
Head of Department                         Research, University of
of Research                                Basel
University of Basel
Hebelstrasse 32
4056 Basel, Switzerland

*Prof. Charles Weissmann                  Professor, University of
Institut fur                               Zurich
Molekularbiologie I
1er Universitaet Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg                        Member of the Executive
                                           Committee, Head of
                                           Pharma Stammhaus Basel,
                                           Group Informatics

Mr. Jean-Lock Belingard                   Member of the Executive
                                           Committee, Head of
                                           Diagnostics Division

Dr. Roland Bronnimann                     Member of the Executive
                                           Committee, Head of Vitamin
                                           and Fine Chemicals Division

Prof. Jurgen Drews                        Member of the Executive
                                           Committee, Head of
                                           Research and Development